MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Years Ended November 30, 2021 and 2020

INTRODUCTION

The following information, prepared as of May 2, 2022, should be read in conjunction with the audited  consolidated financial statements of Plymouth Rock Technologies Inc. ("the Company" or "Plymouth Rock" or "PRT") for the year ended November 30, 2021 as well as the audited consolidated financial statements of the Company for the year ended November 30, 2020; including the notes thereto. The financial statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar.

The following discussion and analysis provide information that management believes is relevant to the assessment and understanding of the Company's results of operations and financial condition. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guaranteed of future performance.  They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the "Risk Factors" section of this MD&A and elsewhere in the Company's public disclosure documents. Included in the risk factors is the public health crisis caused by the pandemic, COVID-19 which caused disruptions in global supply chain, business operations and financial markets. As of report date, the crisis has not altered the ability of the Company to progress and test its technologies.  It is possible that COVID-19 may have other material adverse effect on the Company's business and financial condition, however the full effects of the impact are uncertain.

BUSINESS OVERVIEW AND OVERALL PERFORMANCE

The Company was incorporated under the Business Corporations Act of British Columbia on October 17, 2011.  The head office, principal address and registered and records office of the Company are located at
206 - 1045 West 8th Avenue, Vancouver, B.C., V6H 1C3.

On October 31, 2018, the Company completed its business acquisition of Plymouth Rock Technologies Inc. (Plymouth Rock USA) and changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol "PRT" on November 1, 2018 (See "Business Acquisition" section of this report).  As a result of the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging and Unmanned Aerial System (UAS) technologies for quickly detecting, locating and identifying the presence of threats and for other applications such as, search and rescue missions for law enforcement, environmental and humanitarian missions for global government agencies, and inspection of infrastructure for structural damage.

On March 10, 2016, the Company's common shares commenced trading on the CSE under the symbol "AXC". On November 1, 2018, upon the change in name, the Company started trading under the new trading symbol "PRT".  On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

On January 28, 2021, the Company supplied its first Unmanned Aerial Vehicle (UAV) to the United Nations (UN) as part of UNSOM (United Nations Assistance Mission in Somalia) under the United Nations Environment Program (UNEP) for a tree-reseeding mission (See DEVELOPING TECHNOLOGIES).

As at February 3, 2021, the Company has reached a milestone in its progress of MediMod, the latest addition to its PRT X1 and XV UAV (Unmanned Aerial Vehicle) payload systems. MediMod is an active insulated refrigerated storage module that will have multiple medical uses and advantages, including assisting with the immediate need for rapid deployment of COVID-19 vaccine transportation to remote sites or between medical facilities as part of multiple national campaigns for mass vaccination (See DEVELOPING TECHNOLOGIES).

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As at February 9, 2021, the Company's CODA-1(Cognitive Object Detection Apparatus) system has undergone further successful testing for detection of various concealed weaponry on a person at its laboratories. CODA is a uniquely designed, ultra-compact radar device that can be utilized for a variety of applications across many industries, covering everything from traditional radar for drone or aircraft detection, to low-power stand-off weapon detection.

On February 10, 2021 during the UN mission in Somalia a PRT drone broke the existing beyond visual line of sight (BVLOS) drone delivery record, and also believed to have set an additional new record for complete 'round trip' autonomous delivery capability. UN observers and aviation officials that monitor scheduled UN flights have agreed to supply the recorded flight data and witness statements required for the official recognition by adjudicators of Guinness World Records.

As at February 24, 2021, the Company's XV-S drone has passed more than 20 hours of flight testing. The XV-S is a fixed-wing UAS platform capable of vertical take-off and landing, removing the requirement for large runways or launch catapult and recovery nets, which are usually required by most fixed-wing drones. The XV-S can launch fully autonomously from an area as small as 100 square feet and operate for up to 4 hours.

On March 26, 2021, the Company incorporated a new subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited ("PRT UK"). The purpose of PRT UK will be to augment the Company's existing research and development of the X-1 and X-V for the US and EMEA markets. Many of the UK consultants of the company have since become direct employees as the company expands its operations globally.

Effective February 1, 2021, Dr. Gianluca De Novi has been appointed to VP of Engineering. Dr. De Novi is a Harvard Faculty member, Director of the Medical Device and Simulation Laboratory at the Imaging Department of the Massachusetts General Brigham Hospital and CEO at XSurgical Robotics. Dr. De Novi, was formerly a Scientific Advisor and then transitioned to VP of Engineering as the company accelerates the market deployment of its shoe scanner and CODA-1 threat detection systems.

On September 2, 2021, the Company sold custom drones to Survey-AR to deliver a drone swarm test capability. The project will assess an autonomous drone swarm system to optimize weather and air quality monitoring in atmospheric boundary layer environments with particular importance in urban and industrial areas. Plymouth Rock Technologies will be supplying a fleet of Unmanned Aircraft Systems (UAS) which will autonomously operate together to form a 'swarm'.

On September 9, 2021, the Company has completed the qualification for ISO 9001:2015 and has been accredited this under certificate 377662021. ISO is one of the most rigorous and well-regarded standards in the world. The implementation and application of ISO reinforces our company focus on creating products and services, measured against global benchmarks of industry excellence.

On September 21, 2021, the Company sold custom drones and training services to Cranfield University in collaboration with the UK Civil Aviation Authority (CAA) National Beyond Visual Line of Sight Experimentation Corridor (NBEC). The goal of the NBEC is to provide a safe, managed environment to test and develop concepts, principles, and related technologies to enable flying unmanned aircraft systems beyond visual line of sight (BVLOS) in non-segregated airspace.

On October 13, 2021, Aardvark LLP ("Aardvark") have issued a purchase order for a PRT XV-L Fixed-wing Vertical Take-off and Landing (VTOL) Unmanned Aircraft System (UAS) to perform long-range security and environmental operations in remote locations. This is expected to add revenues to the Company for the year as well as establish Aardvark as a significant client of the Company.

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On October 26, 2021, The company has announced the delivery of several new orders for environmental monitoring and petrochemical inspection. Environmental monitoring will be carried out with PRT X-Lite series drones, equipped with a winch and collection cup for deep water sampling. This will study plastic particulates in water and other microbiological impact. The drones will be operated by Swiss University, ETH Zürich

On February 9, 2022,The company secured a contract for Large, Long-range Unmanned Aircraft Systems as per announcement dated. The end use of for the aircraft is for long range natural resource monitoring. Initial deliveries are anticipated to take place by April 2022.

On February 16, 2022, Plymouth received an order for an Unmanned Aircraft System(UAS) for beyond visual line of sight (BVLOS) operations. Delivery will be to the Norfolk constabulary, in Norfolk, United Kingdom, before April 2022.

On February 26, 2022 Plymouth been awarded a cooperative research and development agreement (CRADA) for its SSI Shoe Scanner system by the US department of homeland security. A CRADA is a written agreement that facilitates research and development (R&D) collaboration between one or more federal laboratories and one or more non-federal entities.

On March 8, 2022 Plymouth has joined the Naval Aviation Systems Consortium and Launches new customer focused website and currently engaged in procurement requests with the US department of defense.

On April 1, 2022, the Company announced that the Company has been delayed in filing its audited financial statements as a result of Covid-19 related and other delays in obtaining information with respect to a U.K. subsidiary acquired during the fiscal period. The Company has applied for, and has been granted, a management cease trade order (the "MCTO") by the British Columbia Securities Commission.

Business Acquisition

On June 4, 2021, the Company signed a definitive acquisition agreement outlining the terms and conditions with respect to an acquisition of Tetra Drones Ltd. ("Tetra Drones" or "Tetra"), an arm's length, privately held, UK-based company a developer of custom-made, high-performance and niche Unmanned Aircraft Systems (UAS). The acquisition of Tetra provides Plymouth with a U.K. based production and sales team with a record of success.

The Company acquired all of the then issued and outstanding shares of Tetra Drones. Tetra Drones has issued and outstanding share capital of 100 ordinary shares held by the sole Shareholder, Mr. Ben Pickard.

Pursuant to the share purchase agreement, the Company acquired Tetra for the sum of £350,000 GBP ($579,682 CAD), payable on an installment basis as follows:

  £35,000 ($60,021 CAD) within seven days of execution of a definitive agreement, paid on June 12, 2021.
  £35,000 ($60,479 CAD) within 21 days of the first payment, paid on July 9, 2021.
  £140,000 ($236,411 CAD) within 120 days of the second payment ("the third payment"), and
  £140,000 ($222,771 CAD) within 120 days of the third payment.

As a result of the acquisition, the Company now owns all outstanding shares of Tetra and will assume Tetra's existing liabilities. The principal owner of Tetra became part of the Company's management and shall be paid a monthly salary along with bonus shares or other equity instruments at the discretion of the board. All expenses related to the transaction were paid by the Company.

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The fair value of net liabilities of Tetra amounted to $77,412 as at the date of acquisition. The Company applied the optional concentration test permitted under IFRS 3 to the acquisition which resulted in the acquired assets being accounted for as an asset acquisition. As such the purchase price was allocated to the identifiable assets and liabilities based on their fair values at the date of acquisition.

DEVELOPING TECHNOLOGIES

The Company's core technologies include: (1) A Millimeter-wave Remote Imaging system from Airborne Drone ("MiRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Two microwave radar systems for stand-off threat detection ("CODA") and screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti" - Wireless Threat Indication). In addition, the Company launched on October 15, 2019 its newest technology, the "PRT-X1", a next generation Unmanned Aerial System (UAS) drone. In early 2021 the Company launched its newest UAS drone, the PRT-XV, a fixed wing UAS platform with the added capability of verticle take-off and landing (VTOL).

MiRIAD (Millimeter-wave Remote Imaging from Airborne Drone) Updates

Increasing threat of terrorist activities, rising territorial conflicts, and geopolitical instabilities have led to the rise in the demand for threat detection systems. Also, increasing need for large-scale surveillance systems at public and commercial places is driving the demand for threat detection equipment.

The threat detection systems market is led by the public infrastructure that is further segmented into airports, railway stations, sports stadiums, shopping malls, pilgrimages, and others. The high demand for threat detection devices from airport security agencies and shopping malls, especially for explosive detectors, video surveillance systems, and biometric systems, is one of the major factors driving the growth of the threat detection systems market for the public infrastructure application.

On April 3, 2019, the Company's MiRIAD system has passed internal payload flight testing demonstrations in the Morongo and Coachella Valley, California, USA. The test allowed the Company to assess the stability and maneuverability of a UAS (Unmanned Aircraft System) with a MiRIAD system attached. With the successful payload test and lightweight antenna design, the Company's management and scientific advisors are confident that Plymouth Rock would be the first company to realize millimeter-wave imaging from commercial drones.

In Q4 2019, the Company fielded a multispectral imaging capability aboard a small Search & Rescue drone (the "PRT=X1") by combining visible, IR (infrared) and millimeter-wave imaging sensors on a single aerial vehicle. Chemical trace detection sensors are also being investigated along with sensors that measure human biometrics, which is the measurement and statistical analysis of people's unique physical and behavioral characteristics. The technology is mainly used for identification and access control, or for identifying individuals who are under surveillance.

In Q1 2021 the company updated the design of the MiRIAD sensors with digital signal processors to process the image data received from the sensors. Fully integrated units with antennas will commence testing in Q3 2021.

Another key application for the MiRIAD sensor mounted to a UAS is for critical infrastructure inspection such as railways, buildings, bridges, roads, gas and oil pipelines to name just a few.

Due to funding issues in Q3/Q4 2021 the MiRIAD sensor development was put on hold. We expect to complete the development and testing in Q3 2022.

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Millimeter Wave, Shoe Scanning Technology

The Millimeter-wave Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time objective of 30 PPM (Persons/Minute) the Shoe Scanner is ideal for airport terminals, prison/correctional facilities, public events, theft prevention and other high throughput, screening applications.

On March 12, 2019, Manchester Metropolitan University assigned the Millimeter-wave, Shoe Scanning technology IP to the Company for the consideration of $30,000. The Millimeter-wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. As of October 8, 2019, the IP and patent transfer for this technology was completed.

On October 29, 2020 the Company received a "Notice of Allowance" by the US Patent and Trademark Office of patent application No. 16/560,480 for the "Method and System for Determining Dielectric Properties of an Object". The invention uses millimeter wave ("MMW") shoe-scanning technologies for fast, contactless screening of passengers' footwear in highly secure environments such as airports, prisons, border points of entry and government buildings

On September 7, 2020 the company submitted a BAA (Broad Agency Announcement) to the Transport Security Administration (TSA) Innovation Task Force (ITF) for its MMW shoe-scanning technology to be used in airports for safe, stand-off detection of threats.

On November 19, 2020, the SS1 Shoe-Scanner was accepted into the Transport Security Administration (TSA) Innovation Task Force (ITF) evaluation process. A unit was scheduled to be delivered to TSA in Q3 2021 for testing at TSA Laboratories. This timeline has slipped into Q4 2021 due to critical semiconductor components not being readily available from US distributors and resellers.

In December of 2020 the company started a low-rate-initial-production (LRIP) of the SS1 shoe scanners. One unit for the TSA evaluation (airport security) and 4 other units for demonstrations to various interested customers for applications such as theft prevention, prisons and correctional institutes for smuggling of contraband and federal facility security.

Wi-Ti Updates

The past three years have seen significant advances in the monitoring of Wi-Fi radio wave analysis. This includes Wi-Fi used to track and trace the movements of people in real time through walls. Similar techniques have used Wi-Fi radio waves to detect subtle changes in breathing and heart rates. The Plymouth Rock Wi-Ti technology advances that analysis to concealed threat detection. Unlike other emerging screening technologies Wi-Ti can be used in airport concourse areas, stadiums and open spaces at stand-off distances. Our unique radar imaging and signal processing technology allows for non-intrusive screening of crowds in real time.

In Q4 2020 the company made numerous laboratory tests to prove the Wi-Ti concept and started the process of writing a detailed invention report to file an application for patent.

On December 8, 2020 the company prepared a trademark application for the mark Wi-Ti class 009 - System for detecting threats, such as concealed weaponry, within a Wi-Fi enabled environment and electronic filing of the same with the USPTO (United States Patent and Trademark Office).

On December 15, 2020 the company filed the Trademark Application for Wi-Ti in Class 009.

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PRT-X1 Updates

On October 15, 2019, the Company launched its new product under development, the PRT-X1 which is a search and rescue grade Unmanned Aerial System (UAS) drone designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform. The prototype PRT-X1 has been unveiled live at the 2019 International Security Conference (ISC), at the Javits Center in New York City on November 20-21, 2019.

On August 19, 2020 the company signed a Re-seller and Purchase Agreement with Trendset Communication Group ("TCG") of 40498 Mound Rd., Sterling Heights, MI 48310 for their PRT X1 UAS drones. Trendset Communications Group (TCG) is an integrator of RF and related systems with a dedicated support staff to plan, deploy, support by way of maintenance services, systems in the field.

As of the end of November 2020, the PRT-X1 is starting its low rate demonstration phase. Multiple X1 systems are being manufactured for various applications and targeted customers.

As at the year ended November 30, 2021, PRT-X1 demonstration units have been sold to customers for various applications such as oil and natural gas pipeline inspection/security and agriculture/environmental missions.

PRT-XV Updates

The PRT XV is a fixed-wing UAS platform with the added capability of vertical take-off and landing (VTOL).

This unique capability allows operators to extend their operational range while removing the requirement for a large runway - the XV can launch from an area as small as 8 square meters fully autonomously and operate for up to 7 hours.

As at the year ended  November 30, 2021, the PRT-XV has been prototyped and demonstrated to interested customers.

It has begun its low rate demonstration phase that had continued into Q4 of fiscal year 2021.

The following table shows the Company's expenditures on its Developing Technologies recognized in Research and Development expenses:

	November 30,
Research and Development by Technology	2021	2020	2019
Aerowave	$57,181	$1,452	$-
X-1	484,850	184,634	-
XV	129,352	-	-
Shoe Scanner	232,501	73,493	-
CODA	75,816	2,632	-
MiRIAD	5,306	100,887	-
Wi-Ti	-	22,946
Total	$985,006	$386,044	$-

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		November 30, 2021
Demo Equipment Capitalized		Cost - USD	Cost - GBP	Cost - CAD
X1 - 1	US$	16,378	£58,551	$120,454
X1 - 2		30,829	-	39,437
X1 - 3		11,308	-	14,465
X1 - 4		11,308	-	14,465
X1 - 5		11,308	-	14,465
X1 - 6		2,435	-	3,115
XV		26,068	-	33,346
Total	US$	109,634	£58,551	$239,747

The R&D expenses incurred for the X1/XV and shoe-scanner were primarily design and process documentation related. The CODA expenses were related to testing of prototypes and software discovery and upgrades. Tetra expense was for the transfer of "know-how" of the Tetra products and the MiRIAD expense was for NDT (Non-Destructive Testing) of various infrastructure for structural integrity.

RESULTS OF OPERATIONS

Selected Annual Information

The following table provides a brief summary of the Company's financial operations for the last three fiscal years. This information has been presented in accordance with International Financial Reporting Standards ("IFRS"). The reporting currency is the Canadian dollar. For more detailed information, please refer to the November 30, 2021, 2020 and 2019 audited financial statements.

	Year Ended November 30, 2021	Year Ended November 30, 2020	Year Ended November 30, 2019
Revenues	$184,396	$70,931	$28,257
Interest income	-	193	14,226
Net income (loss) for the year	(4,974,834)	(2,924,236)	(4,366,807)
Basic and diluted earnings (loss) per share	(0.09)	(0.08)	(0.14)
Total assets	1,549,139	261,385	739,990
Total long term liabilities	69,670	90,735	-
Cash dividends	-	-	-

Year ended November 30, 2021 and 2020

During the year ended November 30, 2021, the Company had a comprehensive loss of $4,944,231 compared to a comprehensive loss of $2,904,690 for the year ended November 30, 2020. The increase in comprehensive losses were primarily driven by the following:

  Sales during the year ended November 30, 2021 amounted to $184,396 (November 30, 2020 - $70,931) with gross profit of $81,287 (November 30, 2020 - $39,615) resulting in a gross margin of 44%
  (November 30, 2020 - 56%). The Company's sales for the year include waveguide components and drone parts. The increase in gross profit resulted from the new sales introduced by the Tetra Drones Acquisition.
  Accounting and audit fees of $80,162 (November 30, 2020 - $67,282). This includes an accrual for the Company's audit fees. Additionally, part of this amount consisted of accounting fees paid to a Company controlled by the Former CFO (See Transactions with Related Parties). The amount increased in the current year due to the additional complexities brought about by the set-up of a new company and the acquisition of a new subsidiary.
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  Amortization in the amount of $143,783 (November 30, 2020 - $41,201) pertains to amortization of customer relationships acquired from Tetra Drones, equipment and right-of-use asset due to the recognition of the Company's leased premises in accordance with IFRS 16. No amortization was charged on Demo equipment as they were still in the process of being built as of November 30, 2021.
  Business development expenses of $709,010 (November 30, 2020 - $1,081,478) decreased due to timing of various business development initiatives. In the current year, the main business development expenditures were on native ad campaigns. During the year in 2020, the expenditures were on search engine optimization, native ad campaigns, and various investor presentations. Furthermore, the new marketing contracts were signed during the year and the expenditures are expected to increase over the next quarter.
  Consulting fees of $456,296 (November 30, 2020 - $275,182) increased during the year due to an agreement with a Director of the Company to perform consulting services. The director was compensated in common shares. (See Transactions with Related Parties)
  Consulting fees related to research and development of $930,269 (November 30, 2020 - 386,044) increased due to additional expenditures on enhancement of the Company's current technologies which includes MIRIAD, CODA, Tetra, Shoe-Scanner, X-1 and XV. The amounts consist of payments made for consultants (see PRT-X1 Updates).
  General office expenses of $205,710 (November 30, 2020 - $111,394) increased due to business expansion and an increase in activities to support the company's developments projects.
  Legal and professional fees of $191,686 (November 30, 2020 - $74,528) increased due to legal fees incurred in the acquisition of Tetra Drones, the set-up of a new subsidiary in the UK and more security issuances during the year as compared to that of 2020 and other legal consultations during the year.
  Management fees of $118,000 (November 30, 2020 - $110,125) were higher due to increased fees of related parties resulting from the increase in scope of services. (See Transactions with Related Parties)
  Rent of $42,822 (November 30, 2020 - $35,325) is slightly high due to acquisition of Tetra Drones in current year.
  Stock-based compensation of $1,144,342 (November 30, 2020 - $479,107) refers to the portion of the value of the stock options granted by the Company which are expensed during the year (See Capital Stock). During the year ended November 30, 2021 Company granted 1,700,000 options compared to previous year of Nil. 425,000 stock options were exercised (2020 - Nil). Part of this expense is the value of 1,725,000 stock options held by related parties with vested amount of $410,132 for the year ended November 30, 2021 (2020 - 1,650,000 options held, vested value of $271,993). (See Transactions with Related Parties)
  Transfer agent and filing fees of $82,825 (November 30, 2020 - $77,919) was greater due to more issuance of shares and closing of a Private Placement during the year.
  Wages, salaries and benefits of $817,858 (November 30, 2020 - $292,218) is higher because last year Company received Government assistance during the COVID crises for wages and salaries which was offset against wages and salaries expense in previous year.  This was aggravated by the expansion of manpower in the overseas subsidiaries.
  Foreign currency translation gain of $30,603 (November 30, 2020 - $19,546) recognized in other comprehensive income is the result of translating assets, liabilities and equity of the Company's US and UK entities to Canadian dollars for consolidated financial reporting purposes. This was a reversal of the loss in prior year primarily due to fluctuations of currency.
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FOURTH QUARTER

During the quarter ended November 30, 2021, the Company had a net loss of $1,713,366 compared to a net loss of $625,644 of quarter ended November 30, 2020. The increase in net loss was mostly caused by the following:

  Business development of $375,014 (2020 - $113,551);
  Consulting fees of $199,829 (2020 - 170,462);
  Management fees of $36,250 (2020 - $36,000);
  Office and administrative expenses of $72,821 (2020 - $22,930);
  Stock-based compensation of $215,134 (2020 - $28,961);
  Research and development costs of $326,529 (2020 - $136,774);
  Wages, salaries and benefits of $308,037 (2020 - $142,975); and
  Transfer agent and filing fees of $24,030 (2020 - $21,965).

During the quarter ended November 30, 2021, the Company recognized government grant income of $nil (2020 -$100,818) relating to the Paycheck Protection Program.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with IFRS.

	Qtr 4	Qtr 3	Qtr 2	Qtr 1
	November 30,	August 31,	May 31,	February 29,
	2021	2021	2021	2021
Total Revenues, including interest income	$ 65,372	$ 96,484	$ 2,942	$ 19,598
Net loss	(1,713,366)	(887,777)	(1,086,008)	(1,287,685)
Basic and diluted loss per common share	(0.04)	(0.01)	(0.02)	(0.03)

	Qtr 4	Qtr 3	Qtr 2	Qtr 1
	November 30,	August 31,	May 31,	February 29,
	2020	2020	2020	2020
Total Revenues, including interest income	$ 25,206	$ 20,777	$ 24,585	$ 556
Net loss	(625,644)	(823,776)	(626,880)	(847,936)
Basic and diluted loss per common share	(0.00)	(0.02)	(0.02)	(0.03)

The higher net loss in 2021 compared with 2020 was primarily due the higher stock-based compensation and business development expenditures in 2021 as well as increase in wages, salaries and benefits. Furthermore, the reduced 2020 losses relate in part to decreased operations and management decreasing compensation costs in response to the COVID-19 pandemic as well as some relief from government incentives. The net loss increased in the quarters ended 2021 compared with the 2020 quarters primarily due to increase in research and development as well as the ramp up of operations in 2021 following the easing of restrictions brought about by the pandemic.

LIQUIDITY AND CAPITAL RESOURCES

The Company's approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing. The Company anticipates that it will require significant funds from either equity or debt financing for the development of its technologies and to support general administrative expenses.

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At  year ended  November 30, 2021, the Company had $632,538 in current assets (November 30, 2020 - $79,919) and $706,666 in current liabilities (November 30, 2020 - $322,738) for a working capital deficiency of $74,128 compared to a working capital deficiency of $242,819 as at November 30, 2020. The decrease in the working deficit to current working capital is primarily due to a significantly higher cash balance due to equity issuances.

At  year ended  November 30, 2021, the Company had a share capital balance of $11,834,582 (November 30, 2020 - $7,376,763) and an accumulated deficit of $13,867,962 (November 30, 2020 - $8,893,128).  The increase share capital is primarily due to private placements, warrant exercises, and option exercises that have occurred during the year.

Financing of operations has been achieved solely by equity financing. As the Company will not generate sufficient funds from operations for the foreseeable future, the Company is primarily reliant upon the sale of equity securities in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis.  The Company's ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.
The Company expects to generate similar losses quarter over quarter for the next fiscal year in relation to the Company's development, administration and promotion of its technologies.  As of report date, management anticipates that the funds raised to date will be sufficient to sustain operations and the development of the Companies technologies for the next fiscal year.

Detailed discussions related to the Company's cash flows during the year ended November 30, 2021

Cash balances increased by a total of $350,333 during the year ended November 30, 2021
(November 30, 2020 - decreased by $558,406).  This is mainly due to the issuance of 8,930,000 shares through private placement and shares issued in relation to 6,129,572 warrants exercised and 425,000 options exercised for aggregate net proceeds of $4,417,047.

During the year ended November 30, 2021, cash used in operating activities was $3,441,102 compared to cash used in operating activities of $2,114,515 during the year ended November 30, 2020. The increase in cash used was primarily due to payments for the research and development, wages & salaries, consulting and legal fees.

Cash used in investing activities during the year ended November 30, 2021 was $573,343 (November 30, 2020 - $61,094). The cash used in investing activities were primarily for equipment purchases for the development of demo equipment and the cash payment for the acquisition of Tetra Drones completed during the current year.

Cash provided by financing activities during the year ended November 30, 2021 was $4,326,442 compared to cash provided by financing activities of $1,587,091 during the year ended November 30, 2020. The increase was primarily due to the private placement completed during the year in addition to option and warrant exercises. This was partially offset by lease payments and some loan payments during the year.

The effect of foreign exchange rates on cash during the year ended November 30, 2021 amounted to $38,336 (November 30, 2020 -$30,112).

PROPOSED TRANSACTIONS

The Company has no proposed transactions for the year ended November 30, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

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CONTRACTUAL COMMITMENTS

In November 2018, Plymouth Rock USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: USD$3,005 per month from December 1, 2019 to November 01, 2020; USD$3,095 per month from December 1, 2020 to November 30, 2021; USD$3,188 per month from December 1, 2021 to November 30, 2022; and USD$3,284 per month from December 1, 2022 to November 30, 2023.

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. In line with this, the Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of 1,000,000 common shares of the Company in four equal quarterly installments, in arrears (see Transactions with Related Parties).

On June 9, 2020, the Company entered into a Letter of Intent (LOI) with SDS Group Australia Pty Ltd ("SDS"), a leading provider of best of breed products and equipment to the Australian security and defense industries. Pursuant to the LOI, the Company will work with SDS to position the Company's Unmanned Aircraft Systems (UAS) for procurement focused evaluations following initial consultation with member of the Australian Government. As of end of May 2021 two X1 UAS units have been delivered to SDS for initial testing. These will be used for "bush" fire location identification.

On August 25, 2020, the Company signed the re-seller and purchase agreement with an arm's length company to become the first authorized re-seller of the Company's X1 Unmanned Aerial Vehicles (UAV) and related sensor payloads. Trendset Communications is currently ready to take delivery of the first line item (X1 UAS) on the purchase order. These UAS  will be primarily used for infrastructure inspection (NDT

On June 4, 2021, the Company completed the acquisition of all outstanding shares of Tetra Drones Ltd.("Tetra Drones") for a total consideration of GBP350,000. As of report date, the Company still has GBP140,000 payable to the previous owner of Tetra Drones (see Business Overview).

On September 13, 2021, the Company signed a consulting agreement with an arm's length party to analyze and assess the opportunities to broaden the Company's shareholder base and expand the Company's network within Europe. The total contract price for this agreement is $90,000 for 12 months commencing on October 1, 2021.

On September 20, 2021, the Company signed a services agreement with an arm's length party to provide media tools to boost the Company's business prospects. The total contract price for this campaign is $63,085 (US$50,000).

TRANSACTIONS WITH RELATED PARTIES

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2021, $Nil (November 30, 2020 - $2,500) was due from directors and officers of the Company.

12

As at November 30, 2021, $52,728 (November 30, 2020 - $46,355) was due to directors and officers of the Company:

	November 30, 2021	November 30, 2020
Company controlled by the Former CFO	$-	$3,865
Company controlled by the Corporate Secretary	10,500	-
CEO of the Company	561	823
Director	41,667	41,667
	$52,728	$46,355

As at November 30, 2021, $5,513 (November 30, 2020 - $4,000) prepayment to directors and officers of the Company:

	November 30, 2021	November 30, 2020
Company controlled by the Corporate Secretary	$5,513	$-
Former Director	-	4,000
	$5,513	$4,000

During the years ended November 30, 2021, 2020 and 2019, the Company entered into the following transactions with related parties:

	November 30, 2021	November 30, 2020	November 30, 2019
Management fees	$118,000	$114,125	$123,000
Consulting fees	307,734	166,667	-
Accounting fees	36,202	22,852	24,490
Rent	5,000	20,000	-
Share-based payments	410,132	271,993	260,145
Salaries and benefits to CEO	313,626	133,387	318,790
	$1,190,694	$729,024	$726,425

Management fees consisted of the following:

	November 30, 2021	November 30, 2020	November 30, 2019
Company controlled by Corporate Secretary	$63,000	$55,125	$63,000
Company controlled by CFO	55,000	59,000	60,000
	$118,000	$114,125	$123,000

Consulting fees of $307,734 (2020 - $166,667) were paid or accrued in common shares to Douglas Smith, a Director. During the year ended November 30, 2021, 656,250 shares valued at $307,734 were issued for consulting services to him representing the period of December 1, 2020 to November 30, 2021.

During the year ended November 30, 2021, accounting fees of $36,202 (2020 - $22,852) and rent of $5,000 were paid or accrued to a Company controlled by the Former CFO (2020 - $20,000 paid to a company controlled by a George Stubos, a Former Director).

13

During the year ended November 30, 2021, 1,725,000 options were held by the CEO, Former CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the year ended November 30, 2021 is as follows:

	November 30, 2021		November 30, 2020
	Number of options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)
Dana Wheeler, CEO	600,000	$133,276	400,000	$44,455
Zara Kanji, Former CFO	150,000	33,319	100,000	11,113
Vivian Katsuris, Corporate Secretary	150,000	33,319	100,000	11,113
Angelos Kostopoulos, Director	150,000	479	150,000	16,670
George Stubos, Former Director	-	-	450,000	68,197
Tim Crowhurst, Director	75,000	10,204	150,000	40,918
Douglas Smith, Director and Chairman	300,000	1,536	300,000	79,527
Dr. Khalid Al-Ali, Director	150,000	99,000	-	-
Thomas Nash, Director	150,000	99,000	-	-
	1,725,000	$410,132	1,650,000	$271,993

As at November 30, 2021, 4,225,000 options were vested, and stock-based compensation amounting to $1,144,342 (2020 - $479,107) was recognized in profit or loss; of which $410,132 (2020 - $271,933) were for the Company's officers and directors as above.

On July 31, 2020, George Stubos resigned as a Director of the Company (see Directors). Out of 450,000 options held by him, 200,000 were cancelled during the year ended November 30, 2020. As at November 30, 2021, 125,000 stock options granted to a Company controlled by him will be cancelled if not exercised by November 28, 2024.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the audited consolidated financial statements for the year ended November 30, 2021 that are available on SEDAR at www.sedar.com.

FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the years ended November 30, 2021 and 2020, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short term nature.

14

As at November 30, 2021 and 2020, the Company's financial instruments are classified as follows:

As at November 30, 2021	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets at fair value
Cash	375,046	-	-	375,046
Accounts receivable	11,848	-	-	11,848
Total financial assets at fair value	386,894	-	-	386,894
Financial liabilities at amortized cost
Accounts payable	608,385	-	-	608,385
Due to related parties	52,728	-	-	52,728
Total financial liabilities at fair value	661,113	-	-	661,113

As at November 30, 2020	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets at fair value
Cash	24,713	-	-	24,713
Accounts receivable	2,786	-	-	2,786
Due from related parties	2,500	-	-	2,500
Total financial assets at fair value	29,999	-	-	29,999
Financial liabilities at amortized cost
Accounts payable	242,278	-	-	242,278
Due to related parties	46,355	-	-	46,355
Total financial liabilities at fair value	288,633	-	-	288,633

The Company is exposed to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.  The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash.  The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.  The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations.  The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

15

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the year by approximately $1,200
(November 30, 2020 - $7,085).

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at November  30, 2021 and report date, the following table summarizes the outstanding share capital, stock options, and share purchase warrants of the Company:

	As at
	November 30, 2021	Report Date
Common shares	59,239,336	59,317,461
Stock Options	4,225,000	4,100,000
Share Purchase Warrants	9,991,242	9,991,242

Transactions after the year ended November 30, 2021:

Subsequent to November 30, 2021, the Company issued 78,125 common shares at $0.22 per share for consulting fees.

Subsequent to November 30, 2021, the 125,000 stock options with exercise price of $0.50 were cancelled.

During the year ended November 30, 2021:

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years.  The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees .  Each finder's Unit comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years.  The broker warrants are exercisable at $0.25 per share for five years.

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years.  The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees.  Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with exercise price of $0.50 per share for five years.  The broker warrants are exercisable at $0.50 per share for five years.

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share.

During the year ended November 30, 2021, the Company issued 6,129,572 common shares for gross proceeds of $1,332,727 from the exercise of 6,129,572 share purchase warrants at $0.20 to $0.50 per share.

During the year ended November 30, 2021, the Company issued 656,250 common shares were issued as compensation for consulting fees to a director (Note 8) valued at a total of $307,734.

16

During the year ended November 30, 2020:

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 CAD per Unit for aggregate gross proceeds of up to $4,000,000 CAD (the "Offering").. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement.

On April 24, 2020, the Company issued an aggregate of 3,128,334 units at a price of CDN $0.15 per unit for gross proceeds of $469,250.10. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warran(a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of CDN $0.20 per share until April 24, 2022.

On May 15, 2020, the Company issued an aggregate of 3,718,831 units at a price of CDN$0.15 per unit for gross proceeds of $557,825 Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of CDN $0.20 per share until May 15, 2022.

In connection with the April 24, 2020 and May 15, 2020 private placements, the Company paid $38,238 in share issuance costs.

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director valued at a total of $62,500.

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of CDN$0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $40,055.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director valued at a total of $62,500.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

During the year ended November 30, 2019:

During the year ended November 30, 2019, the Company issued a total of 910,300 common shares for gross proceeds of $187,120 for 7,500 warrants exercised at a price of $0.60 per share, 307,800 warrants exercised at a price of $0.40 per share and 595,000 warrants exercised at a price of $0.10 per share. The Company also issued a total of 125,000 common shares for gross proceeds of $37,500 for 125,000 options exercised at a price of $0.30 per share.

17

Stock Options

During the year ended November 30, 2021, 100,000 options were exercised at $0.60 per share and 325,000 options were exercised at $0.50 per share.

On June 10, 2021, the Company granted 150,000 incentive stock options to a consultant, options vested on grant date and with an exercise price of $0.50 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.485, volatility 100%, risk-free rate 0.82%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $53,682 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees, options vested on grant date and with an exercise price of $0.75 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.75, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was estimated to be $1,022,995 and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

Stock-based compensation recognized in profit or loss for the year ended November 30, 2021 amounted to $1,144,342 (November 30, 2020 - $479,107).

Stock option transactions and the number of stock options outstanding as at November 30, 2021, November 30, 2020 and November 30, 2019 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2019	3,150,000	$0.30
Cancelled	(200,000)	0.60
Balance, November 30, 2020	2,950,000	0.58
Granted	1,700,000	0.73
Exercised	(425,000)	0.52
Balance, November 30, 2021	4,225,000	$0.65

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,050,000	2,050,000	1.03	0.29
March 20, 2024	0.60	150,000	150,000	0.08	0.02
November 28, 2024	0.50	325,000	162,500	0.23	0.04
January 21, 2026	0.75	1,550,000	1,550,000	1.52	0.28
June 10, 2026	0.50	150,000	150,000	0.16	0.02
		4,225,000	4,225,000	3.02	0.65

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Share Purchase Warrants

On August 9, 2021, the Company granted 5,750,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026.

On August 9, 2021, the Company also granted 492,000 warrants to finders in connection with the Private Placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $119,425.

On January 29, 2021, the Company granted 3,350,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.25 per share until January 29, 2026. During the year ended November 30, 2021, 30,000 warrants were exercised at $0.25 per share.

On January 29, 2021, the Company also granted 222,400 warrants to finders in connection with the Private Placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. During the year ended November 30, 2021, 4,240 warrants were exercised at $0.25 per share. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.52, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $95,395.

During the year ended November 30, 2021, 6,129,572 warrants were exercised at $0.22 per share.

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2021, November 30, 2020 and 2019 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2019	-	$-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	0.23
Warrants granted	9,814,400	0.08
Warrants exercised	(6,129,572)	0.01
Balance, November 30, 2021	9,991,242	$0.41

Expiry Date	Exercise Price	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$			$
April 24, 2022	0.20	-	-	0.00
May 15, 2022	0.20	160,499	0.01	0.00
September 30, 2022	0.50	400,582	0.03	0.02
January 29, 2026	0.25	3,188,160	1.33	0.08
August 9, 2026	0.50	6,242,000	2.93	0.31
		9,991,242	4.30	0.41

19

RISKS RELATED TO OUR BUSINESS

The Company believes that the following risks and uncertainties may materially affect its success.

Limited Operating History

The Company has only started generating revenues in the prior year.  The Company was incorporated on October 17, 2011 and has yet to generate a profit from its activities.  The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective.  The Company anticipates that it may take several years to achieve positive cash flow from operations.

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Company's current and planned operations will be required.  No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. Revenues, taxes, transportation costs, capital expenditures, operating expenses and development costs are all factors which will have an impact on the amount of additional capital that may be required.  To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders.  Debt financing, if available, may also involve restrictions on financing and operating activities.  There is no assurance that additional financing will be available on terms acceptable to the Company or at all.  If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion and pursue only those development plans that can be funded through cash flows generated from its existing operations.

Regulatory Requirements

The current or future operations of the Company require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters. There can be no assurance that all permits which the Company may require for the facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any development project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in operations may be required to compensate those suffering losses or damages and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws, regulation and permits governing operations and activities of companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in the development of new projects.

Financing Risks and Dilution to Shareholders

The Company will have limited financial resources, no operations and hardly have revenues. There can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be available on favorable terms or at all.  It is likely such additional capital will be raised through the issuance of additional equity, which will result in dilution to the Company's shareholders.

20

Competition

There is competition within the security screening and threat detection market. The Company will compete with other companies, many of which have greater financial, technical and other resources than the Company, as well as for the recruitment and retention of qualified employees and other personnel.

Intellectual Property

The Company has developed security screening technologies that are adequate to counter various threats. The Company may be unable to prevent competitors from independently developing or selling products similar to or duplicate of the Company, and there can be no assurance that the resources invested by the Company to protect the Intellectual Property will be sufficient. The Company may be unable to secure or retain ownership or rights. In addition, the Company may be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. If the Company is found to infringe any third-party rights, it could be required to pay substantial damages, or it could be enjoined from offering some of products and services. Also, there can be no assurances that the Company will be able to obtain or renew from third parties the licenses it needs in the future, and there is no assurance that such licenses can be obtained on reasonable terms.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel.  The loss of the services of these persons may have a material adverse effect on the Company's business and prospects.  The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business.  Failure to do so could have a material adverse effect on the Company and its prospects.

Governmental Regulations and Processing Licenses and Permits

The activities of the Company are subject to various government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, toxic substances and other matters.  Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company. Further, the licenses and permits issued in respect of its projects may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses.

Conflicts of Interest

Certain of the directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act ("BCBCA") provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

21

Litigation

The Company and/or its directors may be subject to a variety of civil or other legal proceedings, with or without merit.

Public Health Crisis

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. This will impact demand for the Company's products and services and its ability to continue developing and testing their technologies in the near term and will impact the Company's supply chains. It may also impact expected credit losses on the Company's receivables. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods. The management is closely evaluating the impact of COVID-19 on the Company's business.

As certain of the Company's officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company's operations may be sporadic, which may result in periodic interruptions or suspensions.

FORWARD-LOOKING STATEMENTS

This MD&A may include certain "forward-looking statements" within the meaning of applicable securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategies competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", ''intend'', "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks that actual results of current exploration activities will differ, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious and/or base metals prices and other factors, as outlined in the Company's preliminary long form prospectus filed on SEDAR. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

22

CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

DIRECTORS

Certain directors of the Company are also directors, officers and/or shareholders of other companies that may be engaged in the similar business of developing technologies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required to act in good faith with a view to the best interests of the Company and to disclose any interest they may have in any project opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his/her interest and abstain from voting in the matter(s). In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company appointed Douglas Smith to its Board of Directors on April 29, 2020 and named him as Chairman on May 13, 2020.

The Company appointed Dr. Khalid M. Al-Ali to its Board of Directors on July 9, 2020.

On July 31, 2020, George Stubos resigned as a Director of the Company. The Company then appointed Thomas Nash to the Board of Directors on the same date.

On November 22, 2021, Zara Kanji resigned as the Chief Financial Officer and was replaced in the interim by  Vivian Katsuris, PRT's Corporate Secretary, who served as CFO of the Company from August 2014 to January 2018.

On January 13, 2022, the company appointed Susan Gardner as the company's CFO.

Current Directors and Officers of the Company are as follows:

Dana Wheeler, President, CEO and Director

Susan Gardner, CFO

Vivian Katsuris, Corporate Secretary

Tim Crowhurst, Director

Angelos Kostopoulos, Director

Thomas Nash, Director

Douglas Smith, Director and Chairman

Dr. Khalid M. Al-Ali, Director

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OUTLOOK

The Company's objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

The company is currently at the inflection point of moving from design/development of prototypes to Low-Rate-Initial-Production (LRIP). Commercializing the products is a major step in the companies' strategic growth. With the pandemic being on the downturn, this will allow the company to spend appreciably more of its resources to meet with customers directly and start to attend trade shows in person. The marketing spend will also increase to accommodate this growth and sales strategy.

The company believes that an increase in revenue will occur in the next 6-12 months due to the forecasted sales pipeline and successful demonstration of the various products.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

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